P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
Judy_L_Gaines@vanguard.com

March 22, 2013

Rebecca Marquigny, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Variable Insurance Funds; File No. 33-32216

Dear Ms. Marquigny,

     The following responds to our conversation on March 18, 2013 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 64 that was filed on January 31, 2013 pursuant to Rule 485(a). These comments/responses do not coincide with the order in which you provided them.

Comment 1: Allocation Portfolios - Portfolio Summary

Comment: Clarify that each fund of funds does not invest in stocks or bonds but, rather, invests indirectly in those instruments.

Response: We will clarify the language in response to the comment.

Comment 2: Conservative Allocation Portfolio – Portfolio Summary

Comment: Define the target of the Portfolio.

Response: We will update the glossary accordingly.

Comment 3: SAI – Foreign Tax Credit

Comment: Clarify whether the contractholder is impacted by the foreign tax credit.

Response: We will update the SAI disclosure regarding the foreign tax credit in response to the comment.

Comment 4: SAI – Tax Status of the Funds

Comment: Clarify tax status as relevant to contractowners.

Response: We are amending the disclosure regarding the tax status of the funds.

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Rebecca Marquigny, Esq.
March 22, 2013

Comment 5: Part C – Item 30 - Indemnification

Comment: Add the disclosure required by Item 510 of Regulation S-K.

Response: We will add the disclosure in response to the comment.

Comment 6: Mid-Cap Index Portfolio – Portfolio Summary

Comment: Disclose when the new index became the target index.

Response: The new index became the target index on January 31, 2013, after the period covered in the Average Annual Total Return Table. When we next update the table to include data for calendar year 2013, we will disclose the date as of which the new index became the target index.

Comment 7: Total Bond Market Index Portfolio – Portfolio Summary

Comment: Explain the Portfolio’s benchmark change.

Response: As I noted in our conversation, there has not been a benchmark change. Rather, the index provider removed the word “Capital” from the name of the Index.

Comment 8: Moderate Allocation Portfolio – Portfolio Summary

Comment: Explain the bracketed text in the Portfolio Summary.

Response: As noted in our conversation, the bracketed text was a placeholder and will be updated in our upcoming 485(b) filing.

Comment 9: Small Company Growth Portfolio - Portfolio Manager Disclosure

Comment: There are more than 5 portfolio managers listed. Please limit the disclosure to the 5 with the most day-to-day activity.

Response: These PMs are employed by multiple advisors and are not a committee. As such, it is appropriate to include disclosure regarding each named individual. Accordingly, we do not plan to revise the disclosure.

Comment 10: Money Market Portfolio - Portfolio Summary

Comment: Consider the appropriateness of the fee waiver/reimbursement footnote.

Response: The temporary expense limitation is not an expense reimbursement or a fee waiver as contemplated by Instruction 3(e) to Item 3 of Form N-1A and is not disclosed in response to this Item. The footnote is appropriate because the existence of the temporary expense limitation is material information for an investor considering the Portfolio. Accordingly, we do not plan to revise the disclosure.

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Rebecca Marquigny, Esq.
March 22, 2013

Comment 11: SAI – Fundamental Policies

Comment: Use greater specificity in these policies rather than referring to guidance set forth by the SEC and other regulatory bodies. For example, specify that the SEC considers investing 25% or more in an industry to constitute industry concentration.

Response: We have considered the comment and do not plan to make any changes to the fundamental policies.

In 2009 Vanguard streamlines and modernized the funds’ fundamental policies in connection with a complex-wide proxy. In response to SEC comments when reviewing our proxy statement, Vanguard included a full section describing to shareholders the exact policy change and the wording and rationale behind each. Shareholders approved each policy in its current form.

Certain of our policies make clear that we will operate only as permitted by the Investment Company Act of 1940 (“1940 Act”) and other governing statutes, the rules thereunder, or by the SEC or other regulatory agency with authority over the fund. Prior to our 2009 proxy, certain of our fundamental policies specified the types of activities permitted under the 1940 Act. During our 2009 proxy we proposed, and shareholders approved, our now-current policies which continue to require us to abide by the requirements of the 1940 Act, but do not include the specifics of what the 1940 Act permits. Our rationale was that we will at all times comply with the Act, but by not specifying the details as of a point in time within the policy, we will not have to seek shareholder approval should the 1940 Act be amended to change the permissible activities.

For these reasons, we do not plan to edit the text in response to the comment.

Comment 12: Tandy Requirements

As required by the SEC, the Portfolios acknowledge that:

! Each Portfolio is responsible for the adequacy and accuracy of the disclosure in the filing.

! Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

! Each Portfolio may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Other additional comments would have us add to the primary investment strategies and/or primary investment risks of most, if not all, of the Portfolios. As stated in the adopting release for Form N-1A, the risk/return summary is intended to be a “type of ‘executive summary’ of key

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Rebecca Marquigny, Esq.
March 22, 2013

information about the fund” and need not generally repeat other information in the prospectus.” While we include related disclosure around the strategies and risks employed in each of the Portfolios in the Item 9 disclosure, we do not believe that these are principal investments and/or principal risks of the Portfolios that should be disclosed in the Portfolios’ risk/return summary. Accordingly, we do not plan to revise such disclosure.

     Additionally, other comments asked for disclosure changes that are not required by Form N-1A, or asked for explanations of various Vanguard business practices. After careful consideration of these comments, we have determined not to edit our prospectuses to include information that is not required by Form N-1A. In the interest of facilitating the comparison of our variable annuity offerings with those of other investment advisors, we believe the interests of investors would be best served if our disclosure follows the requirements of Form N-1A.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above response. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel

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